news release

February 1, 2016

Radius Gold Provides Update on Operations

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to provide an update on recent activities including ongoing target generation and exploration work, the status of Radius’s royalty interest in the Tambor gold mine in Guatemala, and the value of present equity holdings and other royalties.

Simon Ridgway, the President and CEO of Radius, commented:  “The current downturn in the resource sector has been a mixed blessing for RDU.  We’ve had a lot of stalled or under-funded projects brought to us by third parties which we’ve been reviewing diligently.  But, the flip side is the market meltdown has all but cut off the traditional sources of funding for the sector and Radius’s portfolio of stocks has declined significantly in value.

We’re fortunate to have royalty income from the Tambor Gold mine so presently we do not have to liquidate any of our holdings to finance activities.  We’ve been as efficient as we can be in our exploration programs, using a very small team to maintain our target generation effort in North, Central and South America.  The flow of news from Radius this past year has been pretty slim but target review work doesn’t generate much news until a project is acquired.”

Tambor Gold Mine Royalty

The following update was provided by Kappes Cassiday and Associates (KCA), the owners of the Tambor mine in Guatemala.

Tambor has been producing gold-pyrite concentrates since mid-2015.  It is currently operating at about 220 tonnes per day of dry ore feed to the mill which is operating at about 85% monthly availability.  Throughput is about 5,700 tonnes/month at an average grade of about 8.0 g/t gold.  Recoveries have been below target but recent changes and ongoing optimization work are expected to bring the recoveries up to greater than 75% in due course.

At the present gold price, Radius receives $100 per ounce of gold produced from the Tambor mine, for an estimated income to Radius in the region of $1 million per year at full production.  The agreement between Radius and KCA calls for Radius to be repaid from this royalty the $10 million that it spent on the Tambor properties during the 1990s, until the mine has produced 100,000 ounces of gold.   After the $10 million has been paid, Radius will receive a minimum of $25 per ounce of gold produced over and above the initial 100,000 oz.

While the current market conditions continue, Management is planning to keep the Company’s exploration and corporate expenditures at or below this income level, whilst continuing to aggressively evaluate opportunities throughout the Americas.

Margarita Project, Mexico

In March 2015, Radius acquired an option to earn a 100% interest in the Margarita silver project in the state of Chihuahua, Mexico. The property consists of two mining exploration licences comprising a total of 125 hectares located approximately 115 kilometres northwest of the historic silver mining city of Parral, Chihuahua, in the Mexican silver belt, one of the most productive silver camps in the world. The Margarita project - a low sulfidation vein with strong gold/silver numbers - represents an attractive exploration target. However the available land position was small and Radius had hoped to acquire some of the neighbouring properties to consolidate a larger package of concessions, which the Company was unable to do.  Radius’s geologists were also unable to get permission from the surface land owner to access the property, despite several attempts to negotiate an agreement with the owner.

The decision has been taken to return the property to the underlying concession owners in the next week or so. Radius’s entry fee into the project was low and very little was spent as a result of the lack of access.

Nevada

Radius’ technical team has been active in Nevada evaluating projects in the Walker Lane belt, and has been on the ground following up the ideas and targets that have come out of the generative work.

Radius’s Shareholdings

Radius owns a portfolio of shares in five exploration or mining companies, acquired through joint venture agreements or private placements, as follows:

B2Gold	2,590,000
Southern Silver	6,000,000
Focus Ventures	2,838,406
Medgold Resources	8,040,000
Rackla Metals	2,973,275

Radius also holds a 2% royalty on the 70% of the Bayovar 12 phosphate deposit owned by Focus Ventures.  The Company is holding its stocks and royalties for investment purposes but may sell shares from time to time to meet its funding needs.

Outlook

In summary, Radius continues to evaluate properties in Nevada and Mexico; an effort that’s been going on for more than a year now, and the Company has begun to receive royalty income from the Tambor gold mine in Guatemala.  Radius has a low cost and very effective method of field testing targets that are generated by its geologists through desktop research and through submittals.  With a small, efficient team, and a relatively low cash burn rate, Management expects to be able to keep evaluating targets despite the unique market conditions.  We hope to be able to publish news in the near future on the outcome of this work.

Qualified Person

David Clark, M.Sc., P.Geo., is Radius’s Qualified Person under the terms of National Instrument 43-101, “Standards of Disclosure for Mineral Projects” and has approved the technical information in this news release.

About Radius

Radius has been exploring for gold in Latin America for over a decade.  The Company has a strong treasury and is looking for investment and project acquisition opportunities across the globe.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE BOARD

Simon Ridgway

President and CEO

Symbol: TSXV-RDU

Contact:  Simon Ridgway

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

Tel: 604-801-5432;  Toll free 1-888-627-9378;  Fax: 604-662-8829

Email: info@goldgroup.com

Website: www.radiusgold.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements may include, without limitation, statements about the anticipated royalty payment to the Company; the Company’s plans for its investments and properties; the Company’s business strategy, plans and outlook; the merit of the Company’s investments and properties; timelines; the future financial performance of the Company; expenditures; approvals and other matters.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, the receipt of royalty payments; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company will receive royalty payments as expected; that the Company’s activities will be in accordance with its public statements and stated goals; that all required approvals will be obtained; that there will be no material adverse change affecting the Company or its investments or properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, investors should not place undue reliance on forward-looking statements.